UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

JULY 21, 2004
Date of report (Date of earliest event reported)

SIEBEL SYSTEMS, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	**0-20725**	**94-3187233**
_____	_____	_____
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2207 Bridgepointe Parkway
San Mateo, CA 94404
_____

(Address of Principal Executive Offices, Including Zip Code)

(650) 477-5000
_____

(Registrant's telephone number, including area code)

_____

Item 12. Results of Operations and Financial Condition.

On July 21, 2004, Siebel Systems, Inc. issued a press release announcing its financial results for the second quarter ended June 30, 2004. A copy of the press release, dated as of July 21, 2004, is furnished as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this report, including the exhibit hereto, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained herein and in the accompanying exhibit shall not be incorporated by reference into any registration statement or other document filed with the Securities and Exchange Commission by Siebel Systems, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SIEBEL SYSTEMS, INC.
(Registrant)

Dated: July 21, 2004

By: <u>/s/ Kenneth A. Goldman</u>
      Kenneth A. Goldman
Senior Vice President,
* Finance and Administration*
* and Chief Financial Officer*

INDEX TO EXHIBITS

99.1   Press Release, dated as of July 21, 2004, announcing financial results for the second quarter ended June 30, 2004.

Exhibit 99.1

**Siebel Systems Reports Financial Results for the
Second Quarter Ended June 30, 2004**

SAN MATEO, Calif.—July 21, 2004—Siebel Systems, Inc. (NASDAQ: SEBL), a leading provider of business applications software, today announced financial results for the quarter ended June 30, 2004, consistent with preliminary financial results presented on July 7, 2004.

Total revenues for the second quarter of 2004 were $301.1 million. Revenues from license fees were $94.8 million. Revenues from professional services, maintenance, and other services were $206.2 million and are comprised of maintenance revenues of $114.4 million and professional services and other revenues of $91.8 million.

GAAP operating income for the second quarter of 2004 was $4.0 million and GAAP net income was $8.2 million or $0.02 per share. These results reflect a one-time charge of $6.0 million associated with an in-process research and development charge from the acquisition of Eontec Limited on April 20, 2004. Non-GAAP operating income for the second quarter of 2004 was $10.0 million and non-GAAP net income was $11.8 million or $0.02 per share, excluding this one-time adjustment.[1] The company was able to achieve operating profits, up approximately 100 percent year over year on a non-GAAP basis, despite the decline in second-quarter 2004 revenues, primarily as a result of its previous restructuring activities and ongoing attention to its cost structure.

The company's cash, cash equivalents, and short-term investments were $2.12 billion as of June 30, 2004, reflecting cash generated during the quarter of approximately $58 million. This was offset by the company's $70 million cash outlay for the Eontec acquisition, which resulted in a net decline in cash of $12 million from the end of the prior quarter. Days sales outstanding in accounts receivable was 60 days for the second quarter of 2004.

Quarterly Highlights

The following highlights were announced or occurred since Siebel Systems' last earnings statement:

Siebel Systems Brings New Users Into Production: The company, along with its partners and customers, successfully deployed approximately 203,000 additional users in the second quarter of 2004. At the end of the second quarter, live Siebel users totaled approximately 2.6 million at more than 4,000 customers worldwide.

Siebel Systems Secures New Customers: The company concluded new software licensing agreements with more than 97 customers in the second quarter, including Acxiom Corporation; Alliance Capital Management L.P.; AstraZeneca AS; Becker Underwood, Inc.; Binda Italia Spa; Cattle's Plc; Computacenter (UK) Ltd; Elan Pharmaceuticals, Inc.; FastWeb S.P.A.; McGraw-Hill Companies, Inc.; Monsanto Company; National Library of Medicine; Novell, Inc.; Pfizer Limited; Renault V.I.; The Boeing Company; Toshiba Solutions Corporation; T-Systems Nova GmbH; and Weststar Bank.

Siebel Systems Secures Repeat Orders: In the second quarter, the company concluded additional software licensing agreements with more than 202 existing customers, including American Heart Association; American Power Conversion Corporation; BT; Carnival Cruise Lines; Centers for Medicare & Medicaid Services; Cymer, Inc.; DirecTV Operations, LLC; Elan Pharmaceuticals, Inc.; Electricite De France; Federal Aviation Administration; Gas Natural Informatica, S.A.; Gilead Sciences, Inc.; Hewlett-Packard Company; Honeywell Aerospace; Infonet Services Corporation; La Poste; Novartis Pharmaceuticals Corp.; ScriptPro USA, Inc.; Swisscom Mobile AG; TV Cabo Portugal SA; and Westpac Banking Corporation.

Customer Engagements: Siebel Systems concluded new engagements with companies across a variety of industries, including the following:

- **The Centers for Medicare & Medicaid Services (CMS),** the federal agency within the U.S. Department of Health and Human Services that runs the Medicare and Medicaid programs, is expanding its use of Siebel Healthcare nationwide to deliver a case management system to support the uniform process for handling all Medicare appeals. As part of the department's goal to be the most responsive agency in the Federal government, the Medicare Appeals System will improve the quality of services provided by CMS by enabling a fair, effective, and timely review of Medicare appeals.

- **EDS** has selected and procured Siebel Systems' full suite of business applications for internal standardization. EDS provides a broad portfolio of business and technology solutions to help its clients worldwide improve their business performance. EDS' core portfolio comprises information technology, applications, and business process services, as well as information technology transformation services.

- **ExxonMobil** Lubricants & Specialties business selected Siebel Oil and Gas 7.7 as its systems support tool for customer relations activities. Siebel Oil and Gas 7.7 is a comprehensive suite of customer-facing business applications that will enable ExxonMobil to better coordinate interactions with customers across multiple communication channels. The seamless integration of customer-facing activities to back-office and operational systems will enable ExxonMobil to better manage business processes that span several existing systems and better evaluate customer data and trends, while also improving overall efficiency.

- **Gilead Sciences,** a biopharmaceutical company that discovers, develops, and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases worldwide, chose Siebel business applications to achieve a broad range of analyses of its global clinical trials. Using Siebel Clinical will provide Gilead Sciences with the opportunity to enhance employee productivity in managing clinical studies and budgets.

- **The Hertz Corporation** has selected Siebel Sales Force Automation applications to automate its field sales organization. As part of its Global Sales Performance Support and Customer Management System project, Hertz has selected Siebel Systems to help them penetrate and increase market share at existing accounts, develop new business opportunities within existing and targeted markets, reduce selling costs, and enable salespeople to be more responsive by providing them with rapid access to global customer information and car rental data.

- **Virgin Mobile USA** introduced a new type of wireless service to the United States in June 2002, which focused on the rapidly growing youth market. Rather than building its own network backbone, Virgin Mobile is using Sprint PCS' telecommunications capacity, and rather than offering complicated plans with yearly contracts, it is offering a simple, pay-as-you-go pricing plan with no long-term obligations. Recognizing that providing superior customer service is a critical success factor in the wireless marketplace, Virgin Mobile selected Siebel Communications as a critical part of its IT infrastructure. A scalable and reliable solution, Siebel Communications ensures that customers can "top-up" their accounts instantaneously at any time of day through any channel and continue to receive uninterrupted wireless service. With the Siebel implementation, Virgin Mobile's Central Intelligence call center is approaching world-class standards in customer service. Virgin Mobile has now extended its Siebel footprint to meet its growing business and continue to provide world-class customer service.

- **XM Satellite Radio,** the nation's leading provider of satellite radio with more than 2.1 million subscribers, has decided to expand its existing deployment of Siebel CRM applications in its Listener Care organization. XM will use Siebel to improve the customer experience; acquire and retain new customers; leverage a unified, real-time view of all customer interactions to expand revenue opportunities; and reduce IT complexity and costs. By thoroughly understanding each customer's history, the company can respond quickly, accurately, and effectively to each and every customer request. The comprehensive solution will advance XM's position as the preeminent satellite radio provider and allow it to meet its future growth needs.

J. Michael Lawrie Named as Chief Executive Officer: As previously announced, J. Michael Lawrie was named as Chief Executive Officer of Siebel Systems, effective May 4, 2004. Mr. Lawrie was most recently Senior Vice President and Group Executive, Sales and Distribution at IBM and led the company's global operations, responsible for delivering more than $80 billion in annual revenue. Thomas M. Siebel continues as Chairman of the Board.

Siebel Systems Appointments to Board of Directors: As previously announced, Siebel Systems named J. Michael Lawrie, CEO of Siebel Systems, and John W. White to its Board of Directors. Mr. White served as Vice President and Chief Information Officer for Compaq Computer Corporation from February 1994 until October 1998 and managed Compaq's worldwide management information systems activities.

Siebel CRM OnDemand Gains Global Momentum: Building on its early market success in North America, Siebel Systems announced the availability of its hosted service in Europe and Asia Pacific with support for the following languages: UK English, French, Spanish, Italian, and German. Additionally, Siebel Systems announced the availability of Siebel CRM OnDemand in Australia, Hong Kong, and Singapore. European companies can now leverage Siebel Systems' proven CRM capabilities in a hosted, subscription-based service to sell to, market to, and serve customers in their native language. Siebel Systems also launched Siebel CRM OnDemand—Industry Editions, hosted CRM solutions that will provide embedded industry-specific capabilities that meet the specialized needs of the insurance, high technology, automotive, communications and media, financial services, life sciences, manufacturing, and consumer goods industries.

Siebel Systems Extends Leadership in CRM with Siebel 7.7: Siebel Systems again raised the bar for CRM with Siebel 7.7, the latest version of its market-leading CRM applications suite designed to help organizations deliver consistently positive customer experiences. Based on more than ten years of product development combined with Siebel Systems' experience with more than 4,000 customer deployments, Siebel 7.7 includes new and improved CRM functionality, business process support, integration applications, robust analytics, and new productivity and usability features. Siebel 7.7 delivers significant total cost of ownership (TCO) savings, with an average 40 percent reduction in overall TCO compared to previous Siebel releases. With Siebel 7.7, the Siebel 7 family encompasses 23 industry-specific applications and 70 solution sets that incorporate best practices in sales, marketing, and service—all built on a single standards-based architecture with enhanced capabilities tailored to meet individual market requirements. Support for Web Services and the standards-based Universal Application Network integration architecture enable rapid, low-cost integration with other business-critical systems.

Siebel Systems Acquires Eontec Limited: On April 20, 2004, Siebel Systems announced its acquisition of Eontec Limited, a global provider of multichannel retail banking solutions. With this acquisition, Siebel Systems has expanded its solutions offering for banking to include branch teller and Internet banking systems, creating the only retail banking solution that enables banks to increase branch profitability using an integrated suite of financial transaction, marketing, sales, service, and business intelligence capabilities.

Siebel Systems Receives Industry Recognition: Siebel Systems was recognized as one of the world's leading software companies in the second quarter of 2004:

- **Siebel Systems Rated Number One for Trade Promotions in Consumer Goods Industry for the Third Consecutive Year.** Siebel Systems was recognized by readers of *Consumer Goods Technology* magazine as "Best in Class" for the third consecutive year. Specifically, Siebel Systems was rated first in trade promotion management (TPM) for the third straight year, first in CRM for the second straight year, and first for customer experience in the newly created business intelligence category. Siebel Systems was also positioned in the Top Ten Business Intelligence rankings for its Siebel Analytics product.

- **Analyst Firm Recognizes Siebel Systems as a Leading Provider of Hosted CRM Solutions.** Siebel Systems has been recognized as a leader in the rapidly growing hosted CRM market, according to a recent report from Forrester Research entitled, "How to Choose a Hosted Sales Solution." The report cites the company's hybrid sales model, industry-specific offerings, strong international presence, solid partnerships, and corporate maturity as key advantages.

Other Recent Developments

The following highlights were announced or occurred since the end of Siebel Systems' second quarter:

Siebel Systems Unveils OnDemand/SMB Business Unit: In order to provide increased focus for significant market opportunities in the small and medium-sized business (SMB) space, Siebel Systems has established a new OnDemand/SMB business unit. The OnDemand/SMB unit will pursue a wide range of untapped SMB market opportunities, provide solutions and services tailored to meet the specific requirements of SMBs, and augment the company's leading position in the enterprise CRM market.

Siebel Systems Announces New Executive Appointments: As part of its previously stated strategy to add to its leadership team, Siebel Systems announced the following initial executive appointments:

- **Bruce Cleveland,** a former Siebel Systems executive, has returned to the company to lead the OnDemand/SMB business unit as Senior Vice President and General Manager reporting to the CEO. With more than 22 years of industry experience, including senior technical and marketing management positions at AT&T and Oracle, Mr. Cleveland is highly qualified for this role. He originally joined Siebel Systems in 1996 as Vice President, Marketing and in 1998 developed and launched the Siebel Alliance Program and managed the program globally as Vice President, Alliances. Mr. Cleveland later served as Siebel Systems' Senior Vice President, Marketing and led the company's global Marketing, Alliances, and Government Affairs organizations.

- **Eileen J. McPartland** will join Siebel Systems as the Senior Vice President of Global Services reporting to the CEO. Previously, Ms. McPartland served as Executive Vice President, Solutions Development at Ariba, Inc., where she managed its product development, product management, and technical support organizations. Prior to working at Ariba, Ms. McPartland was a partner at Accenture, leading the Global Change Management practice of the firm's fast-growing Enterprise Business Solutions unit, and was Executive Vice President of SAP America, Inc., leading SAP's consulting business, global accounts, and worldwide partner program. Herb Hunt, previously Senior Vice President Global Services, becomes Senior Vice President, Strategy, reporting to the CEO.

About Siebel Systems

Siebel Systems, Inc. is a leading provider of business applications software, enabling corporations to sell to, market to, and serve customers across multiple channels and lines of business. With more than 4,000 customer deployments worldwide, Siebel Systems provides organizations with a proven set of industry-specific best practices, CRM applications, market-leading analytics products, and business processes, empowering them to consistently deliver superior customer experiences and establish more profitable customer relationships. Siebel Systems' sales and service facilities are located in more than 30 countries.

#   #   #

Investor Contact: **Media Contact:**
Terry Lee   Stacey Burbach
Siebel Systems Investor Relations   Siebel Systems Public Relations
(650) 295-5656   (480) 377-3725
Investor.relations@siebel.com   stacey.burbach@siebel.com

Siebel is a trademark of Siebel Systems, Inc. and may be registered in certain jurisdictions. All other product and company names mentioned are the property of their respective owners and are mentioned for identification purposes only.

This press release contains forward-looking statements that involve risks and uncertainties. The final results for the second quarter of 2004 of Siebel Systems, Inc. may differ from the management guidance discussed above due to factors that include, but are not limited to, risks associated with final review of the results and preparation of quarterly and annual financial statements. Future operating results of Siebel Systems, Inc. may differ from that forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with financial, economic, political and other uncertainties, the Business software applications market, dependence on the Internet, risks associated with new versions and new products and risks associated with rapid technological change. Further information on potential factors that could affect the financial results of Siebel Systems, Inc. are included in its Annual Report on Form 10-K. Quarterly Reports on Form 10-Q and its other filings with the Securities and Exchange Commission are available at www.sec.gov. Siebel Systems assumes no obligation to update the information in this press release.

[1] The company historically uses the non-GAAP financial measures of income discussed above to evaluate internally and to report results of its business. Siebel Systems believes that these measures best allow its management and investors to understand its activities and potential activities with customers. Siebel Systems believes that inclusion of these non-GAAP financial measures provides consistency and comparability with past reports of financial results, as well as comparability to similar companies in the company's industry, most of which present the same non-GAAP financial measures to investors.

The non-GAAP financial measures used within the company's earnings press release exclude a purchased in-process research and development charge incurred in connection with the acquisition of Eontec Limited on April 20, 2004.

Purchased in-process product development expenses are incurred solely in connection with an acquisition of a business or an asset purchase. The company has only incurred such a charge one other time in the past five years and, accordingly, the company believes that the charge associated with the purchased in-process product development is unusual and infrequent. As a result, the company believes that providing specific financial information on the costs of such expenses, as well as providing non-GAAP income measures that exclude such costs, best allows investors to understand both the costs and benefits of the purchased in-process product development and the company's ongoing business activities during the quarter.

Management believes that its non-GAAP financial measures provide an additional tool for investors to evaluate ongoing operating results and trends. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed above. The following is a reconciliation of the non-GAAP financial measures included in this press release to the most comparable GAAP measures (in millions):

	Operating Income	Net Income
GAAP Measure	$ 4.0	$ 8.2
Adjustments:		
Purchased in-process product development	6.0	6.0
Associated income tax benefit	--	(2.4)
Total adjustments	6.0	3.6
Non-GAAP Measure	$ 10.0	$ 11.8

SIEBEL SYSTEMS, INC.

Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2003	March 31, 2004	June 30, 2004
Assets			
Current assets:			
Cash and cash equivalents	$ 583,532	$ 659,685	$ 642,077
Short-term investments	1,439,674	1,473,242	1,478,488
Total cash, cash equivalents and short-term investments	2,023,206	2,132,927	2,120,565
Accounts receivable, net	259,834	231,097	201,114
Deferred income taxes	61,742	59,786	65,603
Prepaids and other	52,186	38,637	55,771
Total current assets	2,396,968	2,462,447	2,443,053
Property and equipment, net	157,391	131,016	111,949
Goodwill	140,957	144,795	200,053
Intangible assets, net	10,786	11,576	26,844
Other assets	42,406	40,574	39,048
Deferred income taxes	95,866	94,866	94,866
Total assets	$ 2,844,374	$ 2,885,274	$ 2,915,813
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$ 18,907	$ 13,570	$ 31,354
Accrued expenses	333,270	303,080	321,056
Restructuring obligations	53,676	46,346	37,882
Deferred revenue	282,217	311,375	314,474
Total current liabilities	688,070	674,371	704,766
Restructuring obligations, less current portion	97,919	92,211	85,128
Other long-term liabilities	8,159	6,478	4,768
Total liabilities	794,148	773,060	794,662
Stockholders' equity:			
Common stock; $0.001 par value; 2,000,000 shares authorized; 498,305, 503,096 and 505,022 shares issued and outstanding, respectively	498	503	505
Additional paid-in capital	1,550,834	1,581,725	1,600,253
Deferred compensation	(1,479)	(1,235)	(2,608)
Accumulated other comprehensive income	58,650	57,846	41,410
Retained earnings	441,723	473,375	481,591
Total stockholders' equity	2,050,226	2,112,214	2,121,151
Total liabilities and stockholders' equity	$ 2,844,374	$ 2,885,274	$ 2,915,813

SIEBEL SYSTEMS, INC.

Consolidated Statements of Operations
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2004	2003	2004
Revenues:				
Software	$ 109,894	$ 94,829	$ 221,986	$ 221,628
Professional services, maintenance and other	223,405	206,230	444,068	408,718
Total revenues	333,299	301,059	666,054	630,346
Cost of revenues:				
Software	4,268	2,837	8,989	6,044
Professional services, maintenance and other	126,141	107,741	251,653	215,666
Total cost of revenues	130,409	110,578	260,642	221,710
Gross margin	202,890	190,481	405,412	408,636
Operating expenses:				
Product development	75,474	75,537	154,745	147,561
Sales and marketing	93,876	78,409	194,048	164,666
General and administrative	28,175	27,512	54,541	49,086
Restructuring and related expenses	274	(1,006)	274	(408)
Purchased in-process product development	-	6,000	-	6,000
Total operating expenses	197,799	186,452	403,608	366,905
Operating income	5,091	4,029	1,804	41,731
Other income, net	10,171	9,797	20,674	21,552
Income before income taxes	15,262	13,826	22,478	63,283
Income taxes	5,494	5,610	8,092	23,415
Net income	$ 9,768	$ 8,216	$ 14,386	$ 39,868
Diluted net income per share	$ 0.02	$ 0.02	$ 0.03	$ 0.07
Shares used in diluted share computation	526,726	541,543	524,626	543,972
Basic net income per share	$ 0.02	$ 0.02	$ 0.03	$ 0.08
Shares used in basic share computation	490,078	504,114	488,675	502,621